UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is a convenience translation into English of a notice published by the Registrant on September 20th, 2015 in two daily Israeli newspapers containing a Notice of Annual General Meeting of Shareholders. The attached notice was published pursuant to the requirements of the Israeli law, and the original version is in Hebrew. The notice is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant. The Registrant’s proxy solicitation materials for distribution in the United States will be furnished separately on or about September 30th, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2015	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer

Convenience Translation from Hebrew

REDHILL BIOPHARMA LTD.

(the "Company")

Notice is hereby given that the annual meeting of shareholders of the Company will be held on Thursday, October 29th, 2015 at 3:00 p.m. Israel time (the “Meeting”), at the Company’s offices located at 21 Ha'arba'a Street, Floor 16, Tel Aviv.

The agenda of the Meeting shall be as follows:

1.	Discussion regarding financial statements of the Company as of December 31, 2014.

2.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2015 and for an additional period until the next General Meeting; to authorize the Company’s Board of Directors and the Company’s Audit Committee to determine the auditors’ fees;

3.	To re-elect Mr. Eric Swenden and Dr. Kenneth Reed to the Board of Directors of the Company;

A copy of the proxy statement and the proxy card attached will be available for review at the Company's offices from Sunday-Thursday, at normal business hours, following a prior coordination scheduled by phone at 03-5413131, from September 30, 2015 and until the date of the Meeting, as well as on the website for the Israeli Securities Authority: www.magna.isa.gov.il and the website of the Tel Aviv Stock Exchange Ltd. at maya.tase.co.il.

The record date for determining the right of a shareholder of the Company to participate and vote at the Meeting will be the end of the business day on Friday, September 25, 2015. The final date to submit a Position Statement to the Company will be Monday, October 19, 2015. The last date to submit a voting instrument will be Thursday, October 29th, 2015 at 11:00 a.m., Israel time. Voting via the electronic voting system of the Israel Securities Authority can be done up to six hours before the time fixed for the Meeting (i.e., Thursday, October 29th, 2015 at 9:00 a.m., Israel time)

Postponement of Meeting - If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at another time and place prescribed by the Board of Directors in a notification to the shareholders.

Redhill Biopharma Ltd.